EXPLANATORY NOTE REGARDING CORRECTION TO ELECTION FORM

Enclosed is a revised election form related to the cash election right provided with respect to TRW stock options issued under TRW's stock option and long-term incentive plans, as described in the materials previously sent to you. The last sentence of the first paragraph after "Ladies and Gentleman" in the original election form incorrectly stated that "…if I exercise my cash election right for certain options and the TRW Trading Price exceeds the exercise price for those particular options, the election with respect to those particular options will not be recognized, and those options will be converted into Northrop Grumman options notwithstanding my election." (*emphasis added*)

As disclosed in the letter dated November 12, 2002 to option holders and the Additional Information accompanying that letter, if you exercise your cash election right with respect to options granted on a particular grant date and the exercise price for the options granted on that particular grant date exceeds the TRW Trading Price (meaning the options are "out of the money"), the election with respect to those particular options will not be recognized, and those options will be converted in Northrop Grumman stock options notwithstanding your election.

The revised election form included in this mailing reflects this correction. If you wish to exercise your cash election right, you may use the enclosed election form. **If you have returned or return the original election form, the error described above in the original election form will be deemed to have been corrected by virtue of this communication**. Therefore, if you submit an election and the TRW Trading Price exceeds the exercise price, the election will be honored notwithstanding the language of the original election form. If you submit more than one election form, the later dated form will be deemed to be the effective election form. You may cancel a previous election by returning the cancellation form that was included in the materials previously sent to you.

If you want to exercise your cash election right, when you complete the election form, please remember to circle the Grant Number(s) of the options for which you elect the cash election right.

Please contact TRW's information agent, Georgeson Shareholder Communications Inc., at (866) 454-5142 if you have any questions.